Exhibit 21

Subsidiaries of Genworth Life and Annuity Insurance Company

(As of March 21, 2007)

Company Name	State of Incorporation	Name Under Which Company is Conducting Business
River Lake Insurance Company	South Carolina	Not Applicable

River Lake Insurance Company II	South Carolina	Not Applicable

River Lake Insurance Company III	South Carolina	Not Applicable

River Lake Insurance Company IV	Bermuda	Not Applicable

Rivermont Life Insurance Company I	South Carolina	Not Applicable

Jamestown Life Insurance Company	Virginia	Not Applicable